Exhibit 99.1

Notice of Change in Corporate Structure

(In accordance with section 4.9 of National Instrument 51-102)

Item 1.	Names of the parties to the transaction Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.)

Item 2.

Description of the transaction

At a meeting on July 22, 2024, shareholders of Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.) approved a resolution authorizing the company to change its name to “Brookfield Wealth Solutions Ltd.” (the “Name Change”). The Name Change became effective on September 4, 2024. As a result of the Name Change, the company’s class A exchangeable shares listed on each of the New York Stock Exchange and the Toronto Stock Exchange began trading under the name Brookfield Wealth Solutions Ltd. and the trading symbol “BNT” at market open on September 6, 2024.

For more information, please refer to the management information circular of the issuer dated June 14, 2024 which can be found on SEDAR+ (www.sedarplus.ca) and on the issuer’s website.

Item 3.	Effective date of the transaction September 4, 2024

Item 4.	Names of each party that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity Not applicable.

Item 5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies) Not applicable.

Item 6.

The periods, including the comparative periods, if any, of the interim financial reports and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

Not applicable.

Item 7.	The filed documents that described the transaction and where those documents may be found in electronic format (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies) Not applicable.

Dated:	September 6, 2024.